EXHIBIT 99.1

MAG Announces Fourth Quarter and 2023 Production From Juanicipio

VANCOUVER, British Columbia, Jan. 24, 2024 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports production from Juanicipio (56% / 44% Fresnillo plc (“Fresnillo”) and MAG, respectively) for the fourth quarter (“Q4”) and year ended December 31, 2023.

Q4 Highlights

  Solid processing performance: Juanicipio processed 346,766 tonnes of mineralized material in Q4, up from 322,249 tonnes in Q3 reflecting ongoing efforts to ramp up production and optimize operations.
  Robust production: Juanicipio produced 4.5 million silver ounces and 10,591 gold ounces in Q4.
  Strong grades: The average silver head grade for the quarter was 467 grams per tonne (“g/t”), marginally lower than the previous quarter but offset by higher gold and base metal grades. This continues to demonstrate the high-grade nature of the Juanicipio deposit.
  Optionality maintained: Juanicipio continued to capitalise on available milling capacity at the Saucito plant (100% Fresnillo owned) to maintain processing rates during periods of maintenance. Approximately 5% of the material processed during Q4 was processed through the Saucito plant.

2023 Full Year Highlights

  Processing growth: Juanicipio processed a total of 1,268,756 tonnes of mineralized material in 2023, exceeding expectations and achieving guidance of reaching nameplate during Q3 2023. Consistent processing growth quarter-on-quarter reflecting the commitment to scaling up operations.
  Record output: Juanicipio produced 16.8 million silver ounces and 36,732 gold ounces in 2023, a solid performance in its inaugural and ramp up year.
  Consistency: The average silver head grade for the year was 472 g/t, demonstrating the notable consistency of the Juanicipio deposit and solidifying its position as one of the highest grade silver mines in the world.

As reported to MAG by the project operator Fresnillo, mining rates continued to ramp up during the quarter supporting the increased processing rate of 346,766 tonnes of mineralized material across the Juanicipio and Saucito plants. The average silver head grade for the quarter was 467 g/t, marginally below the previous quarter as mining sequenced through lower grade. This was mitigated by higher throughput delivering preliminary production estimates for the quarter, before any adjustments from offtake agreements, of 4.5 million silver ounces and 10,591 gold ounces. Juanicipio produced 16.8 million silver ounces and 36,732 gold ounces for the year. MAG expects to release its comprehensive financial and operational results on March 19, 2023.

Comparative production highlights (100% basis):

		Q4 2023*	Q3 2023*	% Chg	Q4 2022^	% Chg	FY 2023**	FY 2022^	% Chg
Tonnes processed	t	346,766	322,249	7.6%	165,786	109.2%	1,268,756	646,148	96.4%

Head grades
Silver	g/t	467	523	-10.7%	415	12.5%	472	520	-9.2%
Gold	g/t	1.37	1.32	3.8%	1.31	4.6%	1.27	1.39	-8.6%
Lead	%	1.3	1.3	0.0%	0.8	62.5%	1.1	0.9	22.2%
Zinc	%	2.4	2.3	4.3%	1.6	50.0%	2.1	1.7	23.5%

Production
Silver	koz	4,505	4,782	-5.8%	1,861	142.1%	16,813	9,250	81.8%
Gold	oz	10,591	9,444	12.1%	5,393	96.4%	36,732	22,252	65.1%
Lead[1]	klb	9,189	8,467	8.5%	2,547	260.8%	28,353	10,846	161.4%
Zinc[2]	klb	15,086	12,704	18.8%	4,405	242.5%	44,754	17,798	151.4%

* Includes material processed at the Saucito and Juanicipio beneficiation plants.
** Includes material processed at the Fresnillo, Saucito and Juanicipio beneficiation plants.
^ Material processed exclusively at the Fresnillo and Saucito beneficiation plants.
1 Lead recovered to lead concentrate.
2 Zinc recovered to zinc concentrate.

“Q4 represents the fourth successive quarter of operational advancements and step changes in performance at Juanicipio with a continuous and consistent uptrend in quarterly mining and milling rates,” said George Paspalas, MAG Silver’s President and CEO. “Our focus remains on ongoing optimization as we continue to execute on our strategy of delivering low-cost silver production, generating robust attributable free cash flow and diligent exploration to expand the metal inventory of this very prospective property.”

Qualified Person: All scientific or technical information in this press release is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Mr. Methven is not independent as he is Vice President, Technical Services of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG Silver is emerging as a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day (tpd) Juanicipio mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world’s premier silver mining camp, where in addition to underground mine production and processing of high-grade mineralized material, an expanded exploration program is in place targeting multiple highly prospective targets. MAG Silver is also executing multi-phase exploration programs at the Deer Trail 100% earn-in Project in Utah and the 100% owned Larder project, located in the historically prolific Abitibi region of Canada.

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, Vice President, Investor Relations and Communications

Phone:	(604) 630-1399	Website:	www.magsilver.com
Toll Free:	(866) 630-1399	Email:	info@magsilver.com

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements, including statements that address our expectations with respect to the timing and success of the full-scale ramp up of milling activities, provisional estimates relating to production at Juanicipio for Q4 and 2023, processing rates of development materials, future mineral production, and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, a subsequent change in the Company’s approach to executive compensation from that approach approved by Shareholders, failure of the Company to receive approval from the Toronto Stock Exchange of the renewal of the unallocated entitlements under the Plans, changes in applicable laws, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including those risks disclosed in MAG Silver’s filings with the Securities Exchange Commission (the “SEC”) and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedar.com and www.sec.gov.